EXHIBIT (c)(viii)

Queensland Treasury Corporation’s 2017-18 Indicative Borrowing Program Update.

Media release: QTC announces $6.8B term debt borrowing program 14 JUNE 2017

Following the Queensland 2017-18 State Budget release yesterday, Queensland Treasury Corporation (QTC) estimates it will borrow $6.8 billion of term debt in the 2017-18 financial year. This is a reduction of approximately $2.7 billion from what was forecast in QTC’s 2016-17 mid-year borrowing program update. The reduction in QTC’s borrowing requirement in 2017-18 is due primarily to pre-funding undertaken by QTC in 2016-17 and the public sector requiring less new money in 2017-18.

Indicative term debt borrowing program

	2017-18 AUD M1	2018-19 AUD M1	2019-20 AUD M1	2020-21 AUD M1
New money
State (includes general government and government-owned corporations)[2]	0	600	2,700	3,400
Local government and other entities[3]	600	300	300	100

Total new money	600	900	3,000	3,500
Term debt refinancing
Term debt maturities	9,400	11,400	9,800	8,900
Net funding in advance[4]	(3,200)	(2,500)	(500)	(500)
Net term debt refinancing	6,200	8,900	9,300	8,400

Total term debt requirement	6,800	9,800	12,300	11,900

1.	Numbers are rounded to the nearest $100 million.
2.	Net of financial assets.
3.	Other entities include: universities, grammar schools, retail water entities and water boards.
4.	Includes net issuance undertaken in advance of borrowing requirements during 2016-17 and also in previous financial years as well as scheduled client principal repayments.

Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2017-18 funding strategy

QTC’s 2017-18 funding strategy is likely to include the following, subject to market opportunities and client funding requirements:

•	Issuance of QTC’s AUD benchmark bonds as the principal source of funding.

•	Potential issuance of new longer dated AUD benchmark bond maturities, subject to investor demand.

•	Issuance of term debt instruments to complement AUD benchmark bond issues. This may include issuance of green bonds, bond maturities out to 30 years, floating rate notes and non-AUD denominated bonds.

•	Maintaining a minimum of approximately $5 billion of short-term debt outstandings.

2016-17 year in review

Investor demand remained strong for QTC’s primary issuance during 2016-17, with all public issuance well oversubscribed. QTC term debt issuance during the year, included:

•	AUD6.9 billion in total of QTC AUD benchmark bonds.

•	AUD2.5 billion of a new 2027 AUD benchmark bond.

•	AUD750 million of a new 2024 AUD green bond, the largest by an Australian issuer to date.

•	AUD615 million equivalent in total of new 30 year Euro and AUD denominated bonds.

Next review of borrowing requirements

QTC will update its 2017-18 borrowing program following the Queensland Government’s release of its Mid-Year Fiscal and Economic Review.

LEGAL NOTICE

QTC’S 2017-18 indicative borrowing program is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 13 January 2017.

This announcement (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)), without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws. This announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.